Contact

www.linkedin.com/in/tomwarekois
(LinkedIn)
www.officeevolution.com
(Company)

Top Skills

Management

Commercial Operation

Marketing Strategy

Tom Warekois

Sr Business Executive skilled in wide range of commercial operations. Owns Office Evolution franchise (flex office solutions) and Head of Commercial at itracHealth (in-home chronic care management)

Thousand Oaks, California, United States

Summary

Tom owns and operates an Office Evolution franchise in Westlake Village delivering Executive Office Space Solutions. With its 24 furnished offices, 3 conference rooms, co-working space plus its wide offer of customizable business services, clients have a wide choice to address the new normal called the Hybrid Work Model.The Office Evolution solutions portfolio with its ability to customize flexible services, supports local business owners and offers remote workers an alternative to the challanges and distraction of home-based work.

Tom additionally works for itracHEALTH in a capacity supporting the commercial objectices of the company. itracHEALTH is a start-up company focused to deliver solutions supporting people with chronic conditions to manage their challenges associated with aging-in-place. Our mission is to deliver "Living Healthy at Home" with a series of products supporting at-risk and frail patients. The first product called eNURSE is targeted for commercial relase in early 2024

Experience

itracHEALTH

Head of Commercial Operations

April 2017 - Present (8 years 2 months)

Miami, Florida, United States

itracHEALTH has developed the eNURSE with the medIQ intelligent medications management module to support chronic patients, their caregivers and health providers with managing their complex at-home medical protocols including generating an in-home health record, alerting the patient when to take their medications and complete remote vital sign testing and seamless communications with their caregiving nework and authorized health providers. Pre-commercial company with first sales expected in early 2024

Office Evolution Westlake Village

Franchise Owner

February 2015 - Present (10 years 4 months)

30721 Russell Ranch Road Suite 140, Westlake VIllage, CA 91362

Office Evolution provides an array of executive office space solutions that include newly built and furnished offices plus virtual business office services and a wide variety of professional conference room options. Clients that can improve their focus and productivity by using these cutomizable executive office space solutions range from local start-ups looking to transition from a home-based space,corporations needing some extra elbow room or remote offices and sole or small group professionals working in finance,consulting, insurance, medical, or coaching for example. Using our executive office space solutions canl free up valaube time by simplfying the logistics of your office space and supportive services. These executive office space solutions are available within a professional, positive business center with 24/7 access. Office Evolution welcomes the community to use the three conference room spaces or available day office for very competitive rates. Office Evolution opened its doors to the community in November 2015.

Beckman Coulter Diagnostics

Vice President and General Manager Morphology Business Unit

February 2013 - December 2013 (11 months)

Chatsworth, California

After Iris International was acquired by Beckman Coulter (Danaher) in November 2012, I accepted a one year commitment managing an interim Morphology Business Unit focused on driving double digit global sales, service, marketing, operations and R&D for Iris' Urinalysis, Hematology and Sample Processing products. In this position,I also was responsible for driving timely completion of key integration activities, including new global sales process(s), financial reporting and forecasting, distributor changes, and monthly business performance reporting including Danaher metrics to Sr Beckman Coulter Management.

Iris International

President and Corporate Vice President

February 2007 - February 2013 (6 years 1 month)

Chatsworth, California

As President and Corporate VP of Iris International, was responsible for the commercial performance (P/L) of the global Iris urinalysis business driven through direct and distributor networks. Drove revenue growth up 88% from

2007 through 2012 reaching $114 Mio. Responsible for implementation of direct commercial organizations within select Europe countries. Conceived and implemented the iCARE culture within Iris to focus all functions on customer expectations based on customer loyalty and voice of customer assessments.

Siemens Healthcare and Bayer Diagnostics
SVP/VP Global Marketing for Diagnostics
2002 - 2007 (5 years)
Tarrytown, New York

Responsible for the global marketing activities of the Diagnostics division that included the molecular, lab automation, chemistry,, immunoassay, hematology, urinalysis,and blood gas product lines that generated $1.9 Bil in sales. Active member of the Diagnostics Sr.Management and Bayer Management teams supplying input for sales strategies,strategic planning, product definition, and process enhancement/efficiency. Managed significant new product launches into the global marketplace plus several outside alliances for gap filling products.

Bayer Diagnostics
General Management (EMEA region)
2000 - 2002 (2 years)
Halstead,UK

Overseas assignment, responsible for the management of all the commercial activities for the full Bayer Diagnostics product lines for the EMEA region driving sales from $60 to $80 Mio while increasing gross margins by 6%. Following the acquisition of Chiron Immunoassay business, managed the migration of the former Bayer France-EMEA commercial office to the Bayer UK EMEA office one year ahead of management expectations.

Bayer Diagnostics
6 years

Director of Marketing (Cellular)
1996 - 1999 (3 years)
Tarrytown, New York

Key contributor to the development and implementation of the ADVIA lab-based branding. Defined and launched the ADVIA 120 Hematology analyzer into the global market place with record sales of over 800 units in the first 12 months.

General Manager (EMEA region)
1993 - 1996 (3 years)

Overseas assignment as General Manager, responsible for the commercial performance of the full Bayer Diagnostics product range in the EMEA region. Drove sales from $35 Mio to $50 Mio through strategic focus on product priorities and commercial organizational structure.

Education

Pace University - Lubin School of Business
MBA, Strategic Marketing

CCL- Executive Leadership at the Peak
In-depth Executive Leadership assessment/recommendations

New York Medical College
MS, Biochemistry

Hartwick College
BA, Biology